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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. )*


NOCOPI TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


Common Stock - Par Value .01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


655212207
--------------------------------------------------------------------------------
                                 (CUSIP Number)


c/o Dr. Michael Feinstein, 537 Apple St., W. Conshohocken, PA  19428
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


December 4, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  655212207                   13D                   Page    of    Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Randy Ayoob (SS# ###-##-####)
        Alan Rihm (SS# ###-##-####)
        Maury B. Reiter (SS# ###-##-####)
        Michael Solomon (SS# ###-##-####)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

        Randy Ayoob - PF
        Alan Rihm - PF
        Maury Reiter - PF
        Michael Solomon - PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        All citizens of United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER

                        Ayoob - 833,333 shares; Rihm - 833,333 shares;
  NUMBER OF             Reiter - 833,333 shares; Solomon - 1,333,333 shares;
                        Entrevest I Associates - 3,333,333 shares
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    NONE
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             Ayoob - 833,333 shares; Rihm - 833,333 shares;
                        Reiter - 833,333 shares; Solomon - 1,333,333 shares;
   PERSON               Entervest I Associates - 3,333,333 shares

    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    NONE

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                Ayoob - 833,333 shares; Rihm - 833,333 shares;
                Reiter - 833,333 shares; Solomon - 1,333,333 shares; Entrevest I Associates - 3,333,333 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        Entrevest I Associates, a Pennsylvania general partner            [X]
        which comprises a Group of the individual reporting persons, and also has certain warrants to acquire additional shares in the Issuer representing up to 51% of the Issuer.
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        Randy Ayoob - IN
        Alan Rihm - IN
        Maury B. Reiter - IN
        Michael Solomon - IN
        Entrevest I Associates - PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13-D
                                 -------------

Re:     Nocopi Technologies, Inc.
        CUSIP Number: 655212207

Item 1: Common Stock, par value .01 per share of Nocopi Technologies, Inc.,
             537 Apple Street, West Conshohocken, PA 19428

Item 2: Entrevest I Associates, a Pennsylvania general partnership, c/o
             350 Sentry Parkway, Bldg. 640, P. O. Box 3037, Blue Bell, PA 19422

Item 3: (1)     (a)     Randy Ayoob

                (b)     7705 West Avenue Elkins Park, PA 19027

                (c)     Consultant for Global Associates

                (d)     No convictions

                (e)     No proceedings

                (f)     USA

        (2)     (a)     Maury B. Reiter

                (b)     303 Pheasant Hill Drive Bryn Mawr, PA 19010

                (c) Attorney for Kaplin Stewart Meloff Reiter & Stein, P.C. 350 Sentry Parkway, Bldg. 640
                        P. O. Box 3037
                        Blue Bell, PA 19422

                (d)     None

                (e)     None

                (f)     USA

        (3)     (a)     Alan Rihm

                (b)     205 Cypress Lane Hatboro, PA 19040

                (c)     Entrevest LLC 205 Cypress Lane Hatboro, PA 19040

                (d)     None

                (e)     None

                (f)     USA

        (4)     (a)     Michael Solomon

                (b)     309 Pheasant Hill Drive Bryn Mawr, PA 19010

                (c) Certified Public Accountant for Rudney, Solomon, Cohen & Felzer, P.C. Rosemont, PA

                (d)     None

                (e)     None

                (f)     USA

Item 3: All reporting persons utilized personal funds for the purpose of acquiring the securities.

Item 4: Investment. In addition, Entrevest I Associates has certain warrants to acquire additional shares of stock of the Issuer representing up to 51% of the issued and outstanding shares of the Issuer. There are no plans or proposals for any other transactions as described in Item 4, Schedule D.

Item 5: (a)             Randy Ayoob - 833,333 shares (1.8%) with rights to
                        acquire additional shares which in the aggregate with the other individuals will total 51%

                        Maury B. Reiter - 833,333 shares (1.8%) with rights to acquire additional shares which in the aggregate with the other individuals will total 51%

                        Alan Rihm - 833,333 shares (1.8%) with rights to acquire additional shares which in the aggregate with the other individuals will total 51%

                        Michael Solomon - 1,333,333 shares. Mr. Solomon acquired in a separate and earlier transaction, 500,000 shares (representing 2.9%).

                        Entrevest I Associates - This is Group of the above-named individuals and has the rights to all of the shares and warrants to acquire shares except the 500,000 shares previously acquired by Michael Solomon, which are owned separately and outside of the Group.

        (b) Each of the individuals are 25% partners of Entrevest I Associates, a Pennsylvania general partnership. Entrevest I Associates has acquired 3,333,333 shares of the Issuer and has certain rights to acquire additional shares, which in the aggregate will represent 51% of the issued and outstanding shares of the Issuer. Each of the individuals has a 25% beneficial interest in Entrevest I Associates and has the right to control the disposition of their proportionate number of shares owned by Entrevest I Associates.

        (c)             No transaction.

        (d)             None known.

        (e)             Not applicable.

Item 6: The only arrangement known is the Partnership Agreement of Entrevest I Associates, to which all of the individual reporting persons are 25% partners.